Exhibit (a)(5)(iii)

CVS/Caremark Corporation Self Tender Offer to Purchase up to 150 Million Shares Expired Last Night

WOONSOCKET, R.I., April 25, 2007–CVS/Caremark Corporation (NYSE: CVS) today announced the expiration and final results of  its tender offer to purchase up to 150 million shares of its outstanding common stock at a price of $35.00 per share. The offer to purchase shares commenced on March 28, 2007 and expired at 12:00 midnight yesterday.  As of yesterday’s stock market close, CVS/Caremark’s shares were trading at $36.71 per share, up approximately 7% since the tender offer commenced.

Based on the final count by the depositary for the tender offer, approximately 10.4 million shares of common stock were properly tendered and not withdrawn.  Given that the number of shares tendered was less than the number of shares that CVS/Caremark offered to purchase, pro-ration was not necessary. The depositary will promptly issue payment of $35.00 per share for all of the shares properly tendered and not withdrawn.

The company stated that it will continue to evaluate its alternatives for optimizing its capital structure on an ongoing basis.

Lehman Brothers Inc. and Morgan Stanley & Co. Incorporated were dealer managers for the tender offer and Morrow & Co., Inc. was the information agent.  Questions regarding the tender offer should be directed to Morrow & Co., Inc. at (800) 245-1502 (Toll-free).

About CVS/Caremark:

CVS/Caremark is the nation's premier integrated pharmacy services provider, combining one of the nation's leading pharmaceutical services companies with the country’s largest pharmacy chain.  The company fills or manages more than one billion prescriptions per year, more than any other pharmacy services provider.  CVS/Caremark drives value for pharmacy services customers by effectively managing pharmaceutical costs and improving healthcare outcomes through its 6,200 CVS/pharmacy stores; its pharmacy benefit management, mail order and specialty pharmacy division, Caremark Pharmacy Services; its retail-based health clinic subsidiary, MinuteClinic; and its online pharmacy, CVS.com.  General information about CVS/Caremark is available through the Investor Relations portion of the Company's website, at http://investor.cvs.com, as well as through the pressroom portion of the Company's website, at www.cvs.com/pressroom.

CONTACT:	CVS/Caremark Corporation
Investor:
Nancy Christal, 914-722-4704
VP, Investor Relations
or
Media:
Eileen Howard Dunn, 401-770-4561
VP, Corporate Communications